BB 5/22

SECURI[barcode] SSION

09040703

ANNU... ...RT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-22371

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/08 (MM/DD/YY) AND ENDING 02/28/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oscar Gruss & Son Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

292 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deepak Tejwaney 212-514-2432
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

SEC Mail Processing Section
APR 28 2009
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deepak Tejwaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oscar Gruss & Son Incorporated, as of February 28, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Deepak Tejwaney

CHIEF FINANCIAL OFFICER

Title

PAUL BECKER
Notary Public, State of New York
No. 01BE4745861
Qualified in Kings County
Commission Expires April 30, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholders
Oscar Gruss & Son Incorporated
New York, New York

We have audited the accompanying consolidated statement of financial condition of Oscar Gruss & Son Incorporated (the "Company") as of February 28, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Oscar Gruss & Son Incorporated as of February 28, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
April 24, 2009

Oscar Gruss & Son Incorporated

Consolidated Statement of Financial Condition
February 28, 2009

ASSETS

Cash	$ 4,866,840
Investments, at fair value	404,812
Securities Owned, at fair value	80,997
Due From Clearing Broker	762,304
Commission Receivable From Other Broker-Dealers	154,425
Management Fees Receivable	130,959
Property and Equipment (net of accumulated depreciation of $1,894,117)	567,732
Deferred Income Taxes	23,000
Other	624,399
Total assets	$ 7,615,468

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued compensation payable	$ 1,936,091
Accrued expenses	581,327
Other	71,654
Total liabilities	2,589,072
Commitments and Contingencies (Note 11)	
Subordinated Borrowings	3,500,000
Stockholders' Equity:	
Common stock - no par value; authorized 1,000 shares, issued and outstanding 704 shares	433,931
Additional paid-in capital	3,595,168
Accumulated deficit	(2,502,703)
Total stockholders' equity	1,526,396
Total liabilities and stockholders' equity	$ 7,615,468

See Notes to Consolidated Statement of Financial Condition.

Note 1. Operations and Principal Business Activity

Oscar Gruss & Son Incorporated (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations including the NYSE Euronext and the Financial Industry Regulatory Authority (the "FINRA"). The Company is a market-maker on the Nasdaq exchange. Substantial portions of the Company's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

Marketfield Asset Management, LLC (the "Advisor") is a wholly owned subsidiary of the Company and is the investment advisor for the Marketfield Fund and the Marketfield Fund, Limited. The Advisor is registered with the SEC pursuant to the Investment Advisers Act of 1940.

The consolidated statement of financial condition includes the statement of financial condition of Oscar Gruss & Son Incorporated and its wholly owned subsidiary, Marketfield Asset Management, LLC. All intercompany balances have been eliminated in consolidation.

The Company is a nonclearing broker-dealer and is exempt from the provisions of rule 15c3-3 as all customer accounts are carried by other broker-dealers.

Note 2. Significant Accounting Policies

The Company's securities transactions, commission revenue and related expenses are recorded on a trade-date basis.

Effective March 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157 ("SFAS No. 157"), issued by the Financial Accounting Standards Board ("the FASB") in September 2006. The adoption of SFAS No. 157 did not have any impact on the Company's consolidated statement of financial condition. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements (see Note 3).

Financial instruments, primarily equity securities, are valued at fair value, and securities not readily marketable are valued at fair value using methods determined in good faith by the Company. Because of the inherent uncertainty of valuation for these investments, the Company's estimates of fair value may differ from the value that would have been used had a ready market existed for the investments, and the differences could be material.

Securities sold, not yet purchased, are subject to subsequent market fluctuations, which may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts.

Deferred tax assets and liabilities are recognized for the estimated future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Significant Accounting Policies (Continued)

Depreciation is provided on a straight-line basis using the estimated useful lives which range from 3 to 10 years of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under SFAS No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position.

In March 2008, the FASB released SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for and (c) how derivative instruments affect an entity's financial position, financial performance and cash flows. The statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of and gains and losses on derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS No. 161 is effective for the Partnership in its year ended December 31, 2009. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Management is evaluating the implications of SFAS No. 161 and its potential effects on its financial position.

Note 3. Fair Value

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

Note 3. Fair Value (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

1. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
2. Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
3. Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at February 28, 2009:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments (Note 8)	$ 404,812	$ 404,812	$ -	$ -
Securities owned	$ 80,997	$ 33,796	$ 47,201	$ -

Note 4. Property and Equipment

Property and equipment, at cost, consists of the following:

Leasehold improvements	$ 285,086
Furniture	417,423
Computer and phone equipment	1,724,942
Software	34,398
	2,461,849
Less accumulated depreciation	1,894,117
	$ 567,732

Note 5. Due From Clearing Broker

The clearing and depository operations for the Company's security transactions are provided by a broker (Jefferies & Co.) pursuant to clearance agreements. At February 28, 2009, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions' receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of February 28, 2009, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At February 28, 2009, these balances were fully collateralized by securities owned by the customers.

Note 6. Subordinated Loans Payable

Liabilities subordinated to the claims of general creditors have been approved by the FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. These loans have been established with stockholders of the Company in amounts varying from $25,000 to $2,000,000 and bear interest at a rate of 10% per annum; $2,500,000 are due in full at December 31, 2009 and $1,000,000 are due on December 31, 2013.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

Note 7. Deferred Tax

The Company has net operating loss ("NOL") carryforwards of approximately $68,000 and tax credit carryforwards of approximately $350,000 at February 28, 2009. As a result of the NOL carryforwards and tax credit carryforwards and other timing differences, the Company has recorded a deferred tax asset of approximately $373,000, upon which management has recorded a valuation allowance of $350,000, which results in management's best estimate of the amount which will ultimately be utilized.

Note 8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000, or an amount based on the number of and price of underlying securities in which they make a market.

At February 28, 2009, the Company had net capital of $3,414,941, which was $3,164,941 in excess of the minimum net capital required.

Note 9. Related Party Transactions

Investments, at fair value, of $404,812 represent an investment in the Marketfield Fund, a mutual fund regulated under the Investment Company Act of 1940.

Marketfield Asset Management, LLC is a wholly owned subsidiary of the Company and is the investment advisor for the Marketfield Fund and the Marketfield Fund, Limited (the "Marketfield Funds").

Note 10. Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees of the Company. Covered employees are permitted, within limitations imposed by the Code, to make pretax contributions to the Plan pursuant to salary reduction agreements. The Plan is a noncontributory plan.

Note 11. Commitments and Contingencies

The Company leases its office space from a nonaffiliated entity. The future minimum annual rental payments under all leases are as follows:

Period ending February	
2009	$ 382,660
2010	288,962
2011	15,122
2012	3,780
	$ 690,524

The Company is a defendant in various lawsuits. In the opinion of management, these suits are without substantial merit and should not result in judgments which in the aggregate would have a material adverse effect on the Company's financial statements.

Oscar Gruss & Son Incorporated

Consolidated Statement of Financial Condition

February 28, 2009

(File as PUBLIC information under 17a-5(d) of the Securities Exchange Act of 1934)

McGladrey & Pullen
Certified Public Accountants

Oscar Gruss & Son Incorporated

Independent Auditor's Report on Internal Control

February 28, 2009

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors and Stockholders
Oscar Gruss & Son Incorporated
New York, New York

In planning and performing our audit of the consolidated financial statements of Oscar Gruss & Son Incorporated (the "Company") as of and for the year ended February 28, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at February 28, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
April 24, 2009